One Financial Center Boston, MA 02111 617 542 6000 mintz.com

December 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Dillon Hagius and Suzanne Hayes, Office of Life Sciences

Re:	ArriVent BioPharma, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 31, 2023 CIK No. 0001868279 (the “Amended Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of ArriVent BioPharma, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated November 15, 2023 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Zhengbin (Bing) Yao, Ph.D., President and Chief Executive Officer of the Company, relating to the above-referenced Amended Draft Registration Statement. In conjunction with this letter, the Company is confidentially submitting its Amendment No. 3 to its draft registration statement on Form S-1 (the “Registration Statement”) with the Commission.

For reference, we have set forth below in italics each of the Staff’s comments from the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

Comment 1: We note your disclosure that you received Breakthrough Therapy Designation from the FDA in October 2023. Please include balancing disclosure in the Prospectus Summary that this Designation does not increase the likelihood that furmonertinib will ultimately receive FDA approval for any indication.

Boston      Los Angeles      New York      San Diego      San Francisco      TORONTO      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ December 5, 2023 Page 2

Response 1: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 98 and 111 of the Registration Statement.

Furmonertinib, page 2

Comment 2: We note your response to comment 3 and re-issue in part. Please balance your disclosure on pages 3 and 4 that furmonertinib “has been observed to be generally well tolerated” in multiple clinical trials with a description of all serious adverse events and quantify the number of each type of event.

Response 2: The Staff’s comment is acknowledged, and the Company has removed "where it has been observed to be generally well tolerated" on pages 3, 4, 113 and 117 of the Registration Statement.

Comment 3: Please include clarifying disclosure in the Prospectus Summary that your statements about the FURLONG trial relate to a clinical trial in China conducted by Allist, which resulted in the approval of furmonertinib in China as a first-line therapy in patients with locally advanced or metastatic NSCLC with classical EGFRm.

Response 3: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2 and 115 of the Registration Statement.

Our Pipeline, page 2

Comment 4: Please revise the block of text under your pipeline table to more clearly explain which programs each note applies to. As currently drafted, it is not clear how the text applies to the above pipeline table and to which programs it applies. For example, it is not clear if the first row of the pipeline table corresponds to the sentence in the below text block concerning the FAVOUR and FURVENT trials. We would not object to the use of a key.

Response 4: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2 and 112 of the Registration Statement.

Our Strategy, page 3

Comment 5: We note your revised disclosure in response to comment 5, specifically that your investigation of NSCLC EGFR exon 20 insertion mutations as a first-line therapy is based on the ongoing FAVOUR Phase 1b study and the ongoing FURVENT Phase 3 study. We also note your revised disclosure that no Phase 2 study has been conducted for this indication. Please expand your discussion of the Phase 3 FURVENT clinical trial in the Prospectus Summary to include disclosure that clinical development announcements by Allist in the ongoing FAVOUR Phase 1b study may adversely affect your clinical development plan. We note risk factor disclosure to this effect on page 31. Ensure that this discussion also discloses when the final results of this Phase 1b trial are expected and whether you intend to complete a Phase 2 trial for this indication.

Response 5: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 4, 98, 111 and 117 of the Registration Statement.

MINTZ December 5, 2023 Page 3

Director Independence, page 162

Comment 6: Please reconcile your disclosure concerning director independence with your revised disclosure on page 164 that Dr. Carl Gordon does not meet the requirements of independence applicable to audit committee members of a listed issuer under Rule 10A-3 under the Exchange Act.

Response 6: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 164 of the Registration Statement.

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We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-3050 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy
John T. Rudy

cc:	Securities and Exchange Commission Li Xiao

Kevin Vaughn

ArriVent BioPharma, Inc.

Zhengbin (Bing) Yao, Ph.D.

Robin LaChapelle

James Kastenmayer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew T. Simpson

Latham & Watkins LLP

Nathan Ajiashvili

Alison A. Haggerty